1875 K Street, NW
Washington, DC 20006

Tel: 202 303 1000
Fax: 202 303 2000

VIA EDGAR

July 30, 2007

James O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 93

Dear Mr. O’Connor:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, Post-Effective Amendment No. 93 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment relates to the following new series of the Trust — iShares S&P World ex-U.S. Property Index Fund (the “Fund”).

The Amendment is being filed for effectiveness pursuant to Rule 485(b) under the 1933 Act. The Trust filed a registration statement pursuant to Rule 485(a) to register shares of the Fund on March 23, 2007, and the registration would have become automatically effective on June 6, 2007. The effectiveness of the Fund was delayed pursuant to an extension filing under Rule 485(b) (pursuant to Form bxt) and will become effective on July 30, 2007. The Amendment makes certain other non-material changes, including providing missing information.

Responses to Comments:

Comment No. 1.    You requested that the shareholder fees table include transaction fees for: a) cash purchases, and b) normal creations/redemptions-in-kind in creation unit aggregations. You also requested the addition of a second example that shows the effect of expenses for a $1,000,000 investment, but addresses the transaction fees discussed in the prior sentence.

Response:    The Fund does not believe that the requested disclosure will be helpful to investors. Creation unit purchase/redemption transaction fees are very different from sales charges imposed by open-end mutual funds that are imposed directly on the investor and typically vary according to either the size of the purchase or the length of time that the shares are

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

James O’Connor, Esq.

July 30, 2007

held before redemption. Creation unit transactions are not governed by the size of any particular investor purchases or sales. Instead, they are conducted with the Fund at the behest of the various authorized participants on a scale and in a manner that would exclude virtually all direct investor purchases and redemptions. The design of these and other ETFs is such that the typical, if not exclusive, method for an investor to purchase or sell shares is via a secondary market transaction on an exchange using a market intermediary.

The Fund’s prospectus contains expense information directed towards both retail investors and authorized participants, and the Fund believes that the disclosure directed towards each is appropriate and sufficient. The fee table and the expense example are presented as they are in a typical mutual fund prospectus and that appears to be the most useful presentation for retail investors. Creation unit fees are not included in that example because there is no direct or predictable correlation between such fees and fees that would be paid by retail investors in their transactions. Unlike transactions in a typical initial public offering that flow from a fund through the principal underwriter and dealer to the retail investor, a purchase of an ETF share on an exchange does not necessarily connect with a particular creation unit transaction. As discussed above, there is no direct or predictable correlation between a market purchase or sale of an ETF share by an investor and any particular creation unit transaction. However, the prospectus clearly discloses that an investor purchasing or selling ETF shares through a broker will pay a commission and a spread.

Disclosure of creation unit expenses and the standard and maximum fees are already included in the Fund’s prospectus in the “Transaction Fees” section. The fees associated with cash purchases by authorized participants are discussed in the Fund’s prospectus and SAI. This disclosure is directed at authorized participants, and there is no reason to think that the authorized participants do not understand the fee structure relating to purchases and redemptions of creation units. Adding the requested disclosures relating to creation unit expenses and a $1,000,000 purchase is not needed to enlighten authorized participants and would make the presentation more confusing for retail purchasers.

In addition, if a broker-dealer separately passes on to a customer creation/redemption transaction fees imposed by the Fund, meaning that the cost is not included in the fee that the broker-dealer charges its customer for a Fund transaction, the Registrant believes that the broker-dealer is already required to disclose that charge in quarterly account statements to customers. NASD Rule 2340, for example, requires a broker-dealer to send its customers quarterly account statements that disclose “securities positions, money balances, or account activity,” including, among other things, “charges” to the account “relating to securities or funds in the possession or control of” the broker-dealer.

Finally, the Fund wishes to note that the imposition of this proposed new disclosure for ETFs would create new costs and burdens. The Fund would be forced to develop new mechanisms to provide the additional expense and fee table information proposed. In light of the potential confusion discussed above as well as the fact that disclosure of creation/redemption transaction fees is already included in the Fund’s prospectus and SAI and that the proposed additional disclosure would not be meaningful (as any investor cost associated with creation/redemption or cash purchase fees is determined by individual broker-dealers and

James O’Connor, Esq.

July 30, 2007

authorized participants create/redeem shares in aggregated transactions), the Fund does not believe that the extra cost and burden are warranted.

Comment No. 2.    You have asked what constitutes a “property company.” You have also asked whether these types of holdings might generate substantial amounts of ordinary income, and if so, whether additional disclosure would be warranted.

Response:    The Fund has added the following disclosure in the Prospectus, under the heading of “Principal Investment Strategies of the Fund”:

The companies in the Underlying Index are engaged in real estate related activities, such as property ownership, management, development, rental and investment.

The Fund currently has disclosure regarding the taxation of distributions under the section entitled “Taxes on Distributions” and the Fund believes that this disclosure is appropriate and sufficient. In addition, the Fund cannot accurately predict the nature of distributions from the investment in property companies.

Statement of Additional Information

Comment No. 3.    You asked whether the tax implications of securities lending are disclosed. You also asked whether the Board considered the interests of shareholders in voting on certain matters when lending Fund securities, such as the voting by hedge funds in a manner that is adverse to the interest of a Fund’s shareholders.

Response:    The Trust believes that it has adequately disclosed in the Fund’s prospectus that income from securities lending activities will be taxed as ordinary income. The Trust additionally believes that the Board generally has considered the limitations that may be imposed by securities lending activities in adopting the Trust’s proxy voting policies. Please note that the relationship between proxy voting and securities lending has been disclosed in the Fund’s Statement of Additional Information under “Proxy Voting Policy.”

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Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Adam Mizock
Kevin Smith